UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: April 28, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Proxy Form for the 2015 Annual General Meeting

I/We _________________________________________________________________________________________________________________________________ (Note 1),

“H” Shares shareholder account number (if applicable): ________________________________________________________________________________________________________________________________ , address: ______________________________________________________________________________________________________________________________ (Note 1),

 hold __________________________________________ “H” Shares (Note 2) of China Eastern Airlines Corporation Limited (the “ Company ”) and hereby appoint the chairman of the AGM or Mr./Ms.  _________________________________ of address: ____________________________________________________________ (Note 3),

to represent me/us to attend the AGM to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China (“PRC”), at 9:00 a.m. on Wednesday, 15 June 2016 and any adjournment thereof (the “AGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the AGM (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:	Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalised terms defined herein should have the same meaning as ascribed to them in the Notice.

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2015.”
2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2015.”
3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2015.”
4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2015.”
5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the appointment of the Company’s PRC domestic auditors and international auditors for financial reporting for the year 2016, and to authorise the Board to determine their remuneration.”
6.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the appointment of the Company’s auditors for internal control for the year 2016, and to authorise the Board to determine their remuneration.”
7.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the increase of the guarantee limit provided by the Company to Eastern Air Overseas (Hong Kong) Corporation Limited.”
8.

Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board be and is hereby granted a general and unconditional mandate to issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws:

(1)   Debt instruments shall include but not be limited to corporate bonds, super short–term commercial paper, short-term commercial paper, mid-term notes, offshore Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(2)   Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(3)   Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(4)   Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and mark e t conditions.

RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(5)   Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(6)   Valid term of mandate: One year from the approval of this resolution by the shareholders of the Company (the “Shareholders”) in a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under an y o f such appro va l, permission or registration.

(7)   Authorisation to be granted to the Board

An authorisation be and is hereby granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i)    To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.

(ii)   To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(iii)  To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

(iv)  To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re-voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of the Company (the “Articles of Association”).

(v)   To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi)  To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii) To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.”

RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
9.

Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)   the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) of the Company, and to make offers, enter into agreements or grant options in respect thereof, subject to the following conditions:

(i)    such mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from relevant PRC government authorities by the Company which may take longer time than the Relevant Period;

(ii)   the number of the A Shares and H Shares approved by the Board to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and

(iii) the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Re gulatory Commission and/or other relevant PRC go v ernment authorities are obtained.

(b)   for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)    the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii)   the expiration of the 12-month period following the passing of this special resolution; and

(iii) the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders in a general meeting.

(c)   contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

10.

Special Resolution: “THAT, to consider and approve the resolution in relation to the amendments to the article in the Articles of Association of the Company:

The original Article 157(D) of the Articles of Association is as follows:

‘Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)   The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)

(2)   The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserv e fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)   The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.’

Article 157(D) of the Articles of Association shall be amended as follows:

‘Conditions and proportion of distribution of cash dividends by the Company:

Proposal and implementation of cash dividends distribution by the Company shall be subject to the following conditions:

(1)   The Company records a profit for the year, and the audit institution issues an unqualified audited report on the Company’s financial statements for that particular year;

(2)   The distributable profit (i.e. the after-tax profit of the Company after making up for losses, allocation to the statutory common reserv e fund and discretionary common reserve fund) realized by the Company for the year is positive in value;

(3)   The Company has sufficient cash flow, and distribution of cash dividends will not affect the Company’s normal operation and sustainable development.

Provided that the Company is in good operating condition and has sufficient cash flow to meet the needs for its normal operation and sustainable development, the Company will proactively distribute cash dividends in return to its shareholders, and the accumulated profit distribution made in cash by the Company in the latest three years shall not be less than 30% of the average annual distributable profit attributable to the owners of the parent company in the consolidated statements in the latest three years. In the event that the said payout ratio of cash dividends cannot be met due to special reasons, the board of directors may adjust the payout ratio of dividends according to actual circumstances and state the reasons therefor.’”

11.

Ordinary Resolution: “THAT, to approve the Company’s entering into of the 2016

Aircraft Finance Lease Framework Agreement with 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited*, “ CES L ease Company”), as well as the transactions thereunder and the proposed annual cap for the financial year ending 31 December 2016. ”

12.

Ordinary Resolution: “THAT, to approve the Company’s entering into of the

2017–2019 Aircraft Finance Lease Framework Agreement with CES Lease Company, as well as the transactions thereunder and the proposed annual caps for the three financial years ending 31 December 2017, 2018 and 2019.”

13.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the adjustment to allowance standards for independent directors.”

* for identification purposes only

RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
14.

Ordinary Resolution: “THAT, to consider and approve the appointment of directors to the eighth session of the Board (Note 10):

(1)   to consider and approve the appointment of Mr. Liu Shaoyong as a director of the eighth session of the Board;

(2)   to consider and approve the appointment of Mr. Ma Xulun as a director of the eighth session of the Board;

(3)   to consider and approve the appointment of Mr. Xu Zhao as a director of the eighth session of the Board;

(4)   to consider and approve the appointment of Mr. Gu Jiadan as a director of the eighth session of the Board;

(5)   to consider and approve the appointment of Mr. Li Yangmin as a director of the eighth session of the Board;

(6)   to consider and approve the appointment of Mr. Tang Bing as a director of the eighth session of the Board;

(7)   to consider and approve the appointment of Mr. Tian Liuwen as a director of the eighth session of the Board.”

15.

Ordinary Resolution: “ THAT, to consider and approve the appointment of independent non-executive directors to the eighth session of the Board (Note 10):

(1)   to consider and approve the appointment of Mr. Li Ruoshan as an independent non-executive director of the eighth session of the Board;

(2)   to consider and approve the appointment of Mr. Ma Weihua as an independent non-executive director of the eighth session of the Board;

(3)   to consider and approve the appointment of Mr. Shao Ruiqing as an independent non-executive director of the eighth session of the Board;

(4)   to consider and approve the appointment of Mr. Cai Hongping as an independent non-executive director of the eighth session of the Board.”

16.

Ordinary Resolution: “ THAT, to consider and approve the appointment of shareholder representative supervisors of the eighth session of the Supervisory Committee (Note 10):

(1)   to consider and approve the appointment of Mr. Xi Sheng as a shareholder representative supervisor of the eighth session of the Supervisory Committee;

(2)   to consider and approve the appointment of Mr. Ba Shengji as a shareholder representative supervisor of the eighth session of the Supervisory Committee;

(3)   to consider and approve the appointment of Mr. Jia Shaojun as a shareholder representative supervisor of the eighth session of the Supervisory Committee.”

Signature(s):	(Note 6)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).
2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).
3.	If you wish to appoint someone other than the chairman of the AGM, please delete the words ‘‘the chairman of the AGM or’’ and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.
4.	IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“✓”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.
5.	The full text of resolution is set out in the Notice.
6.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.
7.	This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled for the holding of the AGM in order for such documents to be considered valid.
8.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.
9.	If a proxy attends the AGM, appropriate identification documents must be produced.

10.	“Cumulative voting” will be used in respect of sub-resolutions No. (1) to No. (7) of resolution No. 14, sub-resolutions No. (1) to No. (4) of resolution No. 15 and sub-resolutions No. (1) to No. (3) of resolution No. 16 whereas other resolutions will be voted by normal voting.

In “cumulative voting”, for every share held by a shareholder who participates in the voting, the shareholder will have the same number of voting rights which equals the number of directors or supervisors to be elected. Such shareholder may cast all his votes on one single candidate or different candidates separately. Cumulative voting will be used in carrying out the voting and the counting of voting results in respect of sub-resolutions No. (1) to No. (7) of resolution No. 14, sub-resolutions No. (1) to No. (4) of resolution No. 15 and sub-resolutions No. (1) to No. (3) of resolution No. 16.

Set out below is an example illustrating the voting method using cumulative voting in respect of sub-resolutions No. (1) to No. (7) of resolution No. 14. Please fill in your intention of voting in accordance with the following instructions:

(i)	In relation to the resolution No. 14, for every share held by you, you will have the same number of voting rights which equals the number of directors to be elected. For example, if you are holding 1 million shares and 7 directors are to be elected at the AGM, the aggregate number of votes which you will have will be 7 million (i.e. 1 million shares x 7 = 7 million voting shares) for resolution No. 14.

(ii)	You may cast on every candidate such votes which represent the same number of shares held by you; cast all your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on one candidate; or cast your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on certain candidates. If you wish to cast equal number of votes to each candidate for director, please insert a “ ✓” in the boxes marked “Agree” or “Disagree” as appropriate. Otherwise, please specify the number of votes cast for each of the 3 candidates for director in the boxes marked “Agree”, “Disagree” or “Abstain”. For example, if you are holding 1 million shares, the number of your votes regarding the resolution No. 14 is 7 million. You may choose to cast the 7 million votes equally amongst the 7 candidates (Agree or Disagree); or to cast all your 7 million votes on one candidate (For or Against); or cast 4.5 million votes to candidate A for director (Agree or Disagree), 0.5 million votes to candidate B for director (Agree or Disagree), 2 million votes to candidate C for director (Agree or Disagree), etc.

(iii)	When the total votes, represented by the shares held by you multiplied by the number of directors to be elected, are used up after voting for a candidate, you will have no votes remaining to be cast on other candidates. i.e., the total number of both of your Agree and Disagree votes cast for 7 candidates for directors shall not exceed the aggregate number of votes to which you are entitled.

(iv)	Please note that when the total votes cast by you on one candidate or some of the candidates for director exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; when the total votes cast by you on one candidate or some of the candidates for director are less than the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million shares, the number of your votes regarding the resolution No. 14 is 7 million: (a) if you fill in the “Agree” (or “Disagree”) of “cumulative voting” under a particular candidate for director with “7 million shares”, you have used up all the votes to which you are entitled, which results in you having no votes for the other candidate for director. Should you fill in the blanks under the resolution No. 14 with any number of shares (other than 0), all your votes on resolution No. 14 will be invalid; or (b) if you fill in the “Agree” (or “Disagree”) of “cumulative voting” under candidate A for director with “3 million shares” and “Disagree” (or “Agree”) of “cumulative voting” under candidate B for director with “1.5 million shares”, the 4.5 million of votes cast by you are valid and the remaining 2.5 million of votes will be regarded as abstain votes.

(v)	Where the Agree votes cast for a particular candidate for directors are more than half of the total number of shares held by all shareholders attending (before cumulation) and where the Agree votes exceed the Disagree votes, the candidate in question will be considered to have won the votes. Where the elected directors at the general meeting are less than the number of directors required to be elected, new rounds of voting are required to be held for election of the remaining directors until the number of directors to be elected are fulfilled.

(vi)	When a new round of director election is held pursuant to (v) above, the calculation of cumulation should be based on the number of directors to be elected during the round of election in question.

11.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.

* for identification purposes only

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